Exhibit 99.1

Dear Colleagues:

This morning, I am thrilled to announce Hershey’s planned acquisition of Amplify Snack Brands, which includes brands such as Skinny Pop, Paqui, and Oatmega.

Amplify is a high growth snack food company based in Austin, Texas, focused on developing and marketing brands that appeal to consumers’ growing preference for better-for-you snacks. It is the 2nd largest manufacturer within the ready-to-eat popcorn category and enjoys strong brand love from consumers and great relationships with retailers. Amplify’s leadership position coupled with Hershey’s growing product portfolio outside of core confection will allow us to capture more consumer snacking occasions in line with our Hershey4by4 growth strategy.

Earlier this year we put forward a bold vision to be an Innovative Snacking Powerhouse and this morning’s announcement is a significant step forward on this journey. It represents Hershey’s first acquisition of scale into the savory snacking category allowing Hershey to move further into the ‘fuel’ space of our consumer demand landscape. It also provides a great opportunity for us to leverage our category management capabilities in the $14 billion warehouse snacks space. To help put this in perspective, at the conclusion of the transaction, Skinny Pop will become Hershey’s sixth largest brand.

In the near term, and through the transaction process, we will continue operating in a “business as usual” mode. Amplify and Hershey commercial and operational teams will remain focused on their respective product portfolios. Following the close of the transaction, we plan to have Amplify operate as a standalone business unit through at least 2018 with a small team working through opportunities for integration.

In terms of timing, we do expect this transaction to close in the first quarter of 2018. As we progress through this process, you will receive regular updates through our town hall Meetings, e-mail or through your managers. For those interested, a press release regarding the transaction is also available.

This is an incredibly exciting time to be part of Hershey. We are building our future through our core brand leadership and expanding snacks portfolio. I want to thank you for your passion and hard work in 2017. Together we have so much to be proud of and I look forward to an even better 2018.

Michele